As filed with the Securities and Exchange Commission on August 2, 2004
                                             Securities Act File No. 333-72104
                                     Investment Company Act File No. 811-10561
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
                                Amendment No. 1

                         DB Hedge Strategies Fund LLC
                               (Name of Issuer)

                         DB Hedge Strategies Fund LLC
                     (Name of Person(s) Filing Statement)

                  Units of Limited Liability Company interest
                        (Title of Class of Securities)
                                   23303Q108
                     (CUSIP Number of Class of Securities)


      William G. Butterly, III                    John T. Ferguson, Jr.
  Managing Director and Senior Counsel              Vice President
       Deutsche Asset Management              DB Hedge Strategies Fund LLC
           25 DeForest Avenue                      25 DeForest Avenue
        Summit, New Jersey 07901                Summit, New Jersey 07901
            (908) 608-3113                           (908) 608-3113

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:
        John A. MacKinnon, Esq.                        John H. Kim
     Sidley Austin Brown & Wood LLP            Director and Senior Counsel
           787 Seventh Avenue                   Deutsche Asset Management
        New York, New York 10019                   25 DeForest Avenue
             (212) 839-5300                     Summit, New Jersey 07901
                                                     (212) 336-1672

                                March 31, 2004
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

=============================================================================

      This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 31, 2004 by DB Hedge Strategies Fund LLC (the "Fund") in connection with an offer by the Fund to repurchase up to 2,435 units of limited liability company interests ("Units") on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal. Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits
(a)(1)(ii) and (a)(1)(iii) to the Statement on March 31, 2004.

      This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

      The following information is furnished pursuant to Rule 13e-4(c)(4):

      1. The Offer expired at 12:00 midnight, Eastern Time, on April 28, 2004.

      2. The Valuation Date of the Units tendered pursuant to the Offer was June 30, 2004.

      3. 285.8373 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer at a net asset value of $1,109.59 per Unit, as determined as of June 30, 2004, for an aggregate purchase price of $317,175.81.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                DB HEDGE STRATEGIES FUND LLC


                                                /s/ Natalie Birrell
                                                -------------------
                                                Name: Natalie Birrell
                                                Title: President

August 2, 2004